SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3
                                    --------
                             ASM International N.V.
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                                (Name of Issuer)

                   Common Stock, par value Euro 0.4 per share
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                         (Title of Class of Securities)

                                    N07045102
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 30, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. N07045102
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.: 13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  3,496,842
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  3,496,842
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  3,496,842
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.6%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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







                   Amendment No. 3 to Schedule 13D relating to
                             ASM International N.V.


Introduction:

         The Reporting Person is filing this Amendment No. 3 to Schedule 13D relating to ASM International N.V. (the "Issuer") to disclose that the Reporting Person issued a press release on May 30, 2006 (the "Press Release") addressing developments at the Issuer's recent Annual General Meeting. The Press Release is attached hereto as Exhibit A.

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 30, 2006, it may be deemed that on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority the Reporting Person beneficially owns 3,496,842 shares of the Issuer's Common Stock (the "Shares"), representing approximately 6.6% of the outstanding Common Stock (based on 52,678,952 shares outstanding as reported by the Issuer, on its Annual Report on Form 20-F for its fiscal year ended December 31, 2005).

         (c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected since its most recent filing on the
Schedule 13 relating to the Issuer. Each transaction set forth below is sale.


                                        Number of        Price per share in
  Date             Transaction          Shares             Euros
  5/5/06                Buy             135,000           15.87
 --------------------------------------------------------------
  5/5/06               Sell             135,000           15.87
  --------------------------------------------------------------
  5/19/06               Buy              4,085             13.99
  --------------------------------------------------------------
  5/22/06               Buy              90,000            13.8855
  --------------------------------------------------------------
  5/23/06               Buy              25,000            13.97
  --------------------------------------------------------------
  5/23/06               Buy              162,360           13.88
  --------------------------------------------------------------
  5/24/06               Buy              500               13.18
  --------------------------------------------------------------
  5/25/06               Buy              2,335             13.25
  --------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Press Release dated May 30, 2006 issued by
Reporting Person.

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer

                                                            Exhibit A
[GRAPHIC OMITTED][GRAPHIC OMITTED]
 Mellon HBV Alternative Strategies


                                  News Release

Contact:   Jamie Brookes                    Mellon HBV Alternative Strategies
           +44 207163 2146                  Mellon Financial Centre
           brookes.j@mellon.com             160 Queen Victoria Street
                                                  London, EC4V 4LA

Date:                      30 May 2006

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            Mellon HBV sees progress at The AGM of ASM International


Mellon HBV Alternative Strategies, a registered investment adviser and a subsidiary of Mellon Financial Corporation, is pleased with the results of the Annual General Meeting of ASM International NV held on 18 May 2006, as they relate to improvements in corporate governance, management's commitment to bring the front-end business to profitability, and the assurance of a second review of the company's corporate structure.

The voting pattern and criticism voiced was indicative of the shareholders displeasure with the Company's governance, performance and structure. We look forward to an open dialogue with the Management and Supervisory Board to resolve these issues that are critical to all shareholders.

Corporate governance
An EGM will be convened later this year to vote on adjustment of the company's articles in order to bring these in line with the Corporate Governance Standards as set out in the Tabaksblat code. This will change the 2/3 voting requirement to a normal 50% voting requirement for appointing new board members. During the AGM the Chairman confirmed that this change would also apply to the removal of Supervisory and Management Board members. Mellon HBV believes this will enable shareholders to intervene when appropriate either at an AGM or an EGM that may be called by 10% of the shareholders

The overwhelming vote against discharge from liabilities of the Supervisory Board members by the outside shareholders demonstrates their dissatisfaction with its functioning. Mellon HBV is pleased that the Supervisory Board intends to strengthen its membership with a sector specialist. However, Mellon HBV wants a fully independent Supervisory Board sufficiently representing the interests of outside shareholders and hopes that a process has been initiated to achieve this.

Front-end profitability
The ASMI CEO confirmed that the creation of shareholder value and bringing the front-end business to profitability is a top priority. A commitment from the Management Board to improve transparency in quarterly reporting, will give shareholders better tools to follow this progress. However, Mellon HBV believes that the roadmap to recovery presented lacks visibility and measurable milestones and therefore calls for the Supervisory Board to direct Management to provide their shareholders a visible business plan with measurable milestones to bringing front-end business to profitability. Management projected peer level margins in the front-end business can be achieved by 2009. Mellon HBV believes Management needs to demonstrate that peer level margins can be obtained within a shorter time frame than indicated in order to justify the continuation of ASM International front-end activities in a stand-alone structure.

Corporate structure
Mellon HBV is disappointed with the refusal of the Supervisory and Management Board to allow a shareholder's vote on a spin off of ASM PT by way of a dividend in kind or by way of a legal split and continues to believe that it is the prerogative of the shareholders of ASM International to vote on such an issue. Mellon HBV will continue its efforts in getting this proposal on the EGM agenda announced to be held in the second part of this year. Mellon HBV believes, based on the voting pattern during the AGM, sufficient shareholders support can be obtained to support such proposal. If, once again, refused our rights with regards to such vote Mellon HBV will than proceed to take legal action to enforce the rights of the shareholders. . The Management Board maintains that synergy opportunities are significant. If the board of ASM International believes and can demonstrate that significant synergies can be achieved then the most appropriate solution would be to integrate the two business lines into one listed entity by way of a merger. Significant synergies cannot be achieved if ASM PT remains a separate, self-financed, separate listed company with a separate group of outside shareholders. This structure blocks a meaningful operational integration. IP & knowledge transfers and operational, logistical and marketing assistance can only be concluded on arm length basis with a continuous question how and to which entity benefits are to be calculated and allocated.


If insufficient synergies can be identified to warrant a merger, a spin off of ASM PT to its shareholders is the obvious solution in view of the existing persistent valuation abnormality. This would be consistent with the Management Board's priority of creating shareholder value.

Mellon HBV is pleased that an external adviser will be retained to assess the current corporate structure of ASM International and its 54% investment in ASM PT on which ASMI will report during the EGM later this year. Mellon HBV will seek a dialogue with the Management Board and its advisors to endeavour to find a common view on the optimal corporate structure for ASM International and its investment in ASM PT.

Mellon HBV Alternative Strategies is a wholly-owned alternative investment management subsidiary of Mellon Financial Corporation.


                  Mellon HBV Alternative Strategies UK Limited
      Mellon Financial Centre, 160 Queen Victoria Street, London EC4V 4LA
                            Tel +44 (0) 20 7163 6300
                            Fax +44 (0) 20 7163 5464
                               www.mellonhbv.com
                          A Mellon Financial CompanySM